Exhibit 11
Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended Sept. 30,		Nine Months ended Sept. 30,
	2008	2007	2008	2007

Computation of loss per common share:

Net loss applicable to common shares	$(74,577)	$(759,910)	$(2,167,197)	$(3,335,584)

Weighted average number of common shares	107,338,332	107,173,060	107,265,556	106,034,229

Net income (loss) per common share	$(0.00)	$(0.01)	$(0.02)	$(0.03)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.